Exhibit 99.40

June 30, 2021

British Columbia Securities Commission ("Principal Regulator")
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Government of Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland & Labrador

Re:	Skeena Resources Limited (the "Company") - Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the annual general meeting of shareholders of the Company held on June 30, 2021 (the "Meeting"), and in accordance with Section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting.

The Scrutineer's report recorded that there were 41 shareholders represented in person or by proxy at the Meeting representing 87,268,716 common shares (each, a "Share") (or approximately 35.89% of the issued and outstanding Shares).

1.	Determination of the Number of Directors

The number of directors of the Company was set at five by the shareholders of the Company. The resolution was approved by shareholders by a show of hands. The percentage of votes cast "for" or "against" from the vote are set forth below as follows:

Votes For	% For	Votes Against	% Against
87,264,565	99.99%	4,151	0.01%

2.	Election of Directors

The election of directors was conducted by a show of hands. Each of the five nominees in the Company's management information circular dated May 27, 2021 were elected to serve until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed. The percentage of votes cast "for" or "withheld" from the vote are set forth below opposite the name of each elected director based on proxies received.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Walter Coles Jr.	87,259,714	99.99%	9,002	0.01%
Craig Parry	68,249,362	78.21%	19,019,354	21.79%
Borden Putnam, III	81,916,648	93.87%	5,352,068	6.13%
Suki Gill	87,263,064	99.99%	5,652	0.01%
Greg Beard	82,628,620	94.68%	4,640,096	5.32%

3.	Appointment of Independent Auditor

Grant Thornton LLP was reappointed as independent auditor of the Company for the ensuing year, and the board of directors were authorized to fix the remuneration of the auditor. The resolution was approved by shareholders by a show of hands. The percentage of votes cast "for" or "withheld" from the vote are set forth below as follows:

Votes For	% For	Votes Withheld	% Withheld
87,203,416	99.93%	65,300	0.07%

Yours truly,

SKEENA RESOURCES LIMITED

Per:

"Robert Kiesman"

Robert Kiesman Corporate Secretary